SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

July 25, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: July 25, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

25 July 2011

Smith & Nephew plc (the "Company") announces that it received notification on 22 July 2011 that the following directors or persons discharging managerial responsibilities ("PDMR"), as participants in the Company's Employee Stock Purchase Plan (the "Plan"), purchased American Depository Shares ("ADS") as follows:

Name of director/PDMR:	Mark Augusti	Joseph DeVivo	John Campo
No. of ADSs acquired:	115	115	115
Percentage of issued class acquired:	Less than 0.01%	Less than 0.01%	Less than 0.01%
Date of transaction:	22 July 2011	22 July 2011	22 July 2011
Price per ADS:	US$46.036	US$46.036	US$46.036
No. of ADSs disposed:	n/a	n/a	n/a
Percentage of issued class disposed:	Less than 0.01%	Less than 0.01%	Less than 0.01%
Total holding following notification:	9,677 ADS representing 48,385 Ordinary shares	65,356 Ordinary shares (including 11,032 ADS)	5,939 ADS representing 29,695 Ordinary shares
Total percentage holding following notification:	Less than 0.01%	Less than 0.01%	Less than 0.01%

These transactions took place in New York, USA.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a).

One ADS is the equivalent of five Ordinary shares of US$.20 each.

Gemma Parsons
Deputy Company Secretary
Tel: 020 7401 7646